U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934


                            CLARION INTERNET, INC.
------------------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


Nevada,  U.S.A.                                                      33-0860027
(State or other Jurisdiction                                      (IRS Employer
of Incorporation or Organization)                           Identification No.)


44489 Town Center Way, Suite D487, Palm Desert, California                92260
(Address of Principal Executive Offices)                             (Zip Code)


Issuer's Telephone Number                                        (760) 342-8040


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on Which
to be so Registered:                            Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
------------------------------------------------------------------------------
                               (Title of Class)

                                    PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development. Clarion Internet, Inc. ("Clarion" or the "Company"), was incorporated in the State of Nevada on January 9, 1999. The Company is in its development stage, organizing and preparing to offer an easily-accessible, small-town feeling Internet experience to small and growing businesses.

     (b) Business of Issuer. The Company's business is in developing a single point of contact, one-stop, turn-key operation for the creation of Internet presence for existing, not-on-line "legacy" companies. Clarion will contract with a client company for preparation of the company's business information presentation in an electronic format, aid in design of the web site and various web pages, determine and create appropriate search response requests and information delivery mechanisms, create site visitor information analysis algorithms, provide data storage and retrieval, as necessary, create links to existing portals and "bannering" based upon the client's desire to pay for commercial advertising, update the client's information on a real-time basis, and provide liaison or direct service through affiliated Internet Service Providers.

     Initially, most of the Company's new business will derive from direct sales and from referrals. Although the Internet industry is extremely competitive, there are few local Internet providers in the Coachella Valley, where the Company is located, and still fewer web producers geared towards small and expanding businesses. Consequently, the Company's potential for expansion is great.

     At the present time, the Company does not anticipate the need for any governmental approval for its products or services. If government regulation becomes a factor and approval of the Company's products and/or services becomes necessary at some point in the future, the Company will seek such approval at the appropriate time.

     As of June 14, 1999, the Company had two full-time employees. When projects are under construction, the Company hires temporary help sufficient to staff the projects, as and if necessary.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     (a) Plan of Operation.

     Management plans to solicit customers from the greater Coachella Valley area of the Inland Basin/Palm Springs regions of California, a region currently under-serviced for purposes of Internet and electronic commerce applications. This will be accomplished through print media advertisement and by word-of-mouth through existing contacts of the two employed personnel.

     Based upon the low monthly overhead associated with current operations, the company believes that it has sufficient cash on hand to allow for 6 months of operations before any revenues are obtained. Should the business expand, and if the needs of the clientele require further equipment support, the company will need to raise additional capital.

     The Company would require the hiring of additional employees only if the volume of business increases.


     ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company presently maintains its principal place of business at 44489 Town Center Way, Suite D487, Palm Desert, California 92260, a space provided to the Company, free of charge, by its Secretary, Shirley Bethurum. Additionally, the Company sub-lets space located at 44915 Golf Center Parkway, Suite 2, Indio, California 92001. The rent for this space is $300 per month, on a month-to-month basis.


     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (a) Security ownership of certain beneficial owners. The table below identifies any individuals (including any "group") who is known to the company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of       Name and address              Amount and nature   Percentage of
class          of beneficial                 of beneficial       class
               Owner                         ownership

Common         Matthew Blansett              200,000             13.33%
               30540 San Eljoy
               Cathedral City, CA  92234

Common         Shirley Bethurum              200,000             13.33%
               P.O. Box  3456
               Galveston, TX 77551

Common         Alice Neville                 120,000              8.0%
               315 John Henry Drive
               Henderson, Nevada 89014

Common         Mark Neville                  120,000              8.0%
               315 John Henry Drive
               Henderson, Nevada 89014

Common         Susan McCabe                  120,000              8.0%
               1475 Terminal Way, Suite E
               Reno, Nevada 89502

Common         Jessica Santoro               120,000              8.0%
               6871 Soldela Drive
               Las Vegas, Nevada 89115

Common         Nancy Jones                   120,000              8.0%
               1475 Terminal Way, Suite E
               Reno, Nevada 89502



     (b) Security ownership of management. The table below sets for the ownership by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group.

Title of       Name and address              Amount and nature   Percentage of
class          of beneficial                 of beneficial       class
               Owner                         ownership


Common         Matthew Blansett              200,000             13.33%
               30540 San Eljoy
               Cathedral City, CA  92234

Common         Shirley Bethurum              200,000             13.33%
               P.O. Box  3456
               Galveston, TX 77551


     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (a) Directors and Executive Officers:

     Matthew Blansett [President / Director], has been teaching in the Desert Sands Unified School District since 1994. Mr. Blansett has taught language and technology-related courses, and has been involved with the school district's Language Assessment Team, its Technology Committee and its Technology Pilot Project. Mr. Blansett received his Bachelors of Arts in Education and Psychology from Central State University, Edmond, Oklahoma, in 1989. He has also completed the required course work for his Masters in Education, in Instructional Technology, from the California State University, at San Bernardino.

     Shirley Bethurum [Secretary / Director], has been a principle of several start-up companies. Her experience and skills include office management, manufacturing design and equipment purchase, purchase and supply management, direct sales and advertising implementation, warehouse management and fulfillment, new product introduction and start-up and financial management. Ms. Bethurum's additional responsibilities with Clarion will include seeking strategic partners for the Company to team with in the rapidly-changing Internet market place.

     During the past five years, none of the officers or directors of the Company have been subject to a bankruptcy petition, criminal conviction, or any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or found to be guilty of any securities laws infractions.

     (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.


                    ITEM 6.   EXECUTIVE COMPENSATION.

                                       SUMMARY COMPENSATION TABLE

                             Annual compensation                Long term compensation
                                                           Awards              Payouts
Name and        Year   Salary($)    Bonus($)  Other      Restricted    Securities     LTIP      All
Principal                                     annual     stock awards  underlying     payouts   other
position                                      compensation             options/SARs   ($)       compen-
                                              (Medical)                (#)                      sation
                                                                                                ($)
  ----------------------------------------------------------------------------------------------------


Matthew         1999    12,000      0         0           0            0              0         0
Blansett

Shirley         1999       0        0         0           0            0              0         0
Bethurum




The existing directors of the Company currently serve on a non-compensated basis.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Matthew Blansett (President) and Shirley Bethurum (Secretary) are currently the owner-operators of the business, and each of them owns 200,000 shares or 13.33% of the issued and outstanding stock. The salary for Mr. Blansett, $1,000 per month (deferred) was not established by arms-length negotiations and may not be equivalent to salaries of persons in similar positions in competitive companies.

     During the preceding year, the company conducted an offering under Rule 504, raising a total of $25,000 in cash. This offer was conducted by the officers of the company and no compensation was paid to either of them for the funds raised. Expenses of the offering were legal and accounting, and were satisfied from the proceeds of the offering in the amount of $4,000. Neither the law firm nor the accounting firm have any equity interest in the company.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There is only one class of stock, common, each share having equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of the company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the Bylaws or Articles of Incorporation precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of May 31, 1999, there were 1,500,000 shares issued and outstanding.


                                    PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company has never been listed on any exchanges, nor has it traded its shares in any private or "pink sheet" style of marketplace. At the date of this filing, the Company has 24 shareholders, none of whom have held their shares more than one year since the date of issuance. None of these shareholders are currently eligible for transactions under Rule 144. Seven shareholders bought common stock of the Company in a registered 504 made in the State of New York under its exemption statutes and closed before the NASD's April 7, 1999 deadline. The shares resulting from the 504 offering are now free-trading. Subsequently, two of the shareholders that bought in the Company's 504 offering, Hemisphere Holding Company and George Bethurum, transferred their shares to other individuals, resulting in the now current number of 24 shareholders of record. No dividends have been earned or declared since the inception of the Company.


     ITEM 2.   LEGAL PROCEEDINGS.

     To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On March 29, 1999, the Company commenced a Rule 504 Offering in the State of New York under that state's exemption statutes. The Offering resulted in 1,000,000 new shares of the Company's common stock being issued to seven new shareholders, for a total of $25,000 cash. The shares were sold by the officers and directors of the Company who did not receive any commissions from such sales. The total costs of the Offering were $3,000, comprised of legal fees, transfer agent's fees and printing and engraving costs. The Offering was closed on April 5, 1999. The net offering proceeds to the Company, after deducting the total expenses, were $22,000.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article V of the Articles of Incorporation provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

          (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

          (b)  the payment of dividends in violation of NRS 78.300.



                              PART F/S FINANCIAL.


Demian & Co.                            60 Walnut Avenue  Suite 100
Certified Public Accountants            Clark, New Jersey 07066
                                        (732)382-5888



To Whom It May Concern:



The firm of Demian & Company, Certified Public Accountants consents to the inclusion of their report of June 15, 1999, on the Financial Statements of Clarion Internet Inc., as of May 31, 1999, in any filings that are necessary now, or in the near future, with the U.S. Securities & Exchange Commission.


               Very Truly Yours,



               /s/  Peter Demian
               Peter Demian, CPA

                            CLARION INTERNET, INC.

                         (A DEVELOPMENT STAGE COMPANY)


                             FINANCIAL STATEMENTS

                                     From

                          Inception (January 8, 1999)

                                      To

                                 May 31, 1999

                               TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT                                1

ASSETS                                                      2

LIABILITIES AND STOCKHOLDERS' EQUITY                        3

STATEMENT OF OPERATIONS                                     4

STATEMENT OF STOCKHOLDERS' EQUITY                           5

STATEMENT OF CASH FLOWS                                     6

NOTES TO FINANCIAL STATEMENTS                               7 - 10

                               DEMIAN & COMPANY
                         Certified Public Accountants

60 Walnut Avenue   Suite 100                 Office  (732) 382-5888
Clark, New Jersey 07066                      Fax No (732) 815-7810


                         INDEPENDENT AUDITORS' REPORT


Board of Directors                                      June 15, 1999
Clarion Internet Inc.
44489 Town Center Way
#D487
Palm Desert, CA 92260


We have audited the accompanying Balance Sheet of Clarion Internet Inc. (A Development Stage Company), as of May 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the partial period of January 8, 1999 (Corporate inception) through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarion Internet Inc. (A Development Stage Company) as of May 31, 1999 and the results of its operations and cash flows for the partial period May 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Peter Demian
Peter Demian, CPA


Demian & Company
Certified Public Accountants

                            CLARION INTERNET, INC.
                         (A Development Stage Company)


                                 BALANCE SHEET
                                    ASSETS

                                             March 10
                                             1999
                                             --------

CURRENT ASSETS:
     Cash                               $    21,050
                                             --------
  TOTAL CURRENT ASSETS                  $    21,050
                                             --------

OTHER ASSETS:                           $    0
                                             --------

  TOTAL OTHER ASSETS                    $    0
                                             --------

     TOTAL ASSETS                       $    21,050
                                             --------



         See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                         (A Development Stage Company)


                                 BALANCE SHEET
                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  1999
                                                -------

CURRENT LIABILITIES:

     Accounts Payable                          $    0

TOTAL CURRENT LIABILITIES                      $    0
                                                -------


                         STOCKHOLDERS' EQUITY (Note 1)

Common stock, $.0001 par value
Authorized 100,000,000 shares
Issued and Outstanding
1,500,000 shares                               $   150

Additional Paid-In Capital                     $24,900

Net income from operations                     $(4,000)

Total Stockholders' Equity                     $21,050
                                                -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                           $21,050
                                                -------


         See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                         (A Development Stage Company)


                            STATEMENT OF OPERATIONS

                                             From inception to
                                             December 31,
                                             1999
                                             ------------

INCOME:                                     $  0
                                             ------------

EXPENSES:

    Legal Fees                              $ 2,500
    Transfer Fees                           $ 1,500
                                             ------------

         Total Expenses                     $ 4,000
                                             ------------

Net Profit/Loss (-)                         $(4,000)
                                             ------------

Net Profit/Loss(-)
Per weighted
Share ( Note 1)                             $ (.003)

Weighted average
Number of common
shares outstanding                          1,500,000
                                            ------------



         See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                         (A Development Stage Company)


                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                      Additional       Accumu-
                                 Common Stock         paid-in          lated
                               Shares     Amount      Capital          Deficit
                               -------    ------      ----------       --------

Inception date of
January 8, 1999                500,000    $ 50

Common stock
issued in Limited offering
for $ 0.025 per share        1,000,000    $100        $ 24,900        $ (4,000)

Net loss Period ended
May 31, 1999                                                          $ (4,000)
                               ------------------------------------------------

Balance, May 31, 1999        1,500,000    $150        $ 24,900        $ (4,000)



         See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                         (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS


                                                 For Period of
                                                 January 8, 1999
                                                 To May 31, 1999
                                                 _______________

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net Loss                                         $  (4,000)
Adjustments to reconcile
Net loss to net cash
Provided by operating
Activities.
Common stock issued for
Services                                         $     0
                                                 _______________

Changes in assets and
Liabilities:
     Increase in current
     liabilities                                 $     0
                                                 _______________

Net cash used in
Operating activities                             $     0

Cash Flows from
Investing Activities                             $     0

Cash Flows from
Financing Activities
Issuance of common
Stock for cash                                   $ 25,050
                                                 _______________

Net increase (decrease)
in cash                                          $ 25,050

Cash,
Beginning of period                              $    0
                                                 _______________

Cash,
End of period                                    $ 21,050
                                                 _______________



         See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

                                 May 31, 1999



NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

     On January 8, 1999, Clarion Internet Inc.( the "Company") was incorporated under the laws of the State of Nevada. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

     The Company records income and expenses using the accrual method of accounting.

         Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash Equivalents

     For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of May 31, 1999.

         Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, (SFAS #
109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

         Organization Costs

     Costs incurred to organize the Company will be amortized on a straight-line basis over a sixty-month period.

         Loss Per Share

     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No 128 (SFAS # 128), "Earning Per Share". Basis loss per share is computed by dividing losses available to common stockholders' by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of May 31, 1999, the Company had no dilutive common stock equivalents such as stock options.

         Year End

     The Company has selected December 31, as its' year end.

         2000 Disclosure

     The year 2000 issue is the result of computer programs being written using two digits rather that four digits to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

     Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computer requirements. The Company presently believes that with modifications to existing off-the shelf software or conversions to new software, the year 2000 issue will not pose a significant operational problem and will not materially affect future financial results.

     The Company currently anticipates purchasing new off-the-shelf year 2000 compatible software within the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.


NOTE 3-INCOME TAXES

     There is no provision for income taxes for the period ended May 31, 1999, due to the net loss and no state income tax in the state of the Company's domicile and operations, Nevada. The Company's total deferred tax asset as of May 31, 1999 is as follows:

             Net operating loss carry forward        $  4,000
             Valuation Allowance                     $ (4,000)
                                                     ---------
                  Net deferred tax asset             $    0
                                                     ---------

     The federal net operating loss carry forward will expire in various amounts from 2016 to 2017.

     This carry forward may be limited upon the consummation of a business combination under IRS Section 381.


NOTE 4- SHAREHOLDERS' EQUITY

         Common Stock

     As of January 8, 1999, Clarion Internet, Inc. authorized 100,000,000 shares of common stock with a $0.0001 par value. 500,000 of these shares were issued to the company's officers.

     On March 29, 1999, Clarion Internet, Inc. had a limited offering of 1,000,000 shares for $.025 per share and raised $ 25,000.

     Total shares issued and outstanding are 1,500,000 as of report date.

         Preferred Stock

     CLARION INTERNET, INC. has no preferred stock.


NOTE 5- GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and /or directors have committed to advancing the operating costs of the Company interest-free.


NOTE 6- RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.


NOTE 7- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                            CLARION INTERNET, INC.

                         (A DEVELOPMENT STAGE COMPANY)


                             FINANCIAL STATEMENTS
                                  (Unaudited)

                                 June 30, 1999

                            CLARION INTERNET, INC.

                                 Balance Sheet
                                 June 30, 1999


                                    ASSETS

                                                  June 30
                                                  1999
                                                  --------

CURRENT ASSETS:
     Cash                                         $ 18,931
                                                  --------

   TOTAL CURRENT ASSETS                           $ 18,931
                                                  --------

OTHER ASSETS:                                     $    0
                                                  --------

   TOTAL OTHER ASSETS                             $    0
                                                  --------

     TOTAL ASSETS                                 $ 18,931
                                                  --------


                     Unaudited -- Management Purposes Only

                            CLARION INTERNET, INC.
                                 Balance Sheet
                                 June 30, 1999


                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                 1999
                                                 -------

CURRENT LIABILITIES:

Accounts Payable                                 $   0

Salaries Payable                                 $ 1,000

TOTAL CURRENT LIABILITIES                        $ 1,000
                                                 -------


                             STOCKHOLDERS' EQUITY


Common stock, $.0001 par value
Authorized 100,000,000 shares
Issued and Outstanding
    1,500,000 shares                             $  150

Additional Paid-In Capital                       $24,900

Retained Earnings                                $(4,000)

Net Loss from Operations                         $(3,119)

Total Stockholders' Equity                       $18,931
                                                 -------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                             $18,931
                                                 -------


                     Unaudited -- Management Purposes Only

                            Clarion Internet, Inc.
                               Income Statement
                         For month ended June 30, 1999


Revenue:

Revenue from operations                          $  0

Total Revenue                                    $  0


Expenses:

Accounting Fees                                  $ 1,500
Rent                                                 300
Salaries Expense                                   1,000
Telephone                                            319
                                                 -------

Total Expenses                                   $ 3,119
                                                 -------

Net Income (loss)                                ($3,119)
                                                 =======


                     Unaudited -- Management Purposes Only

                                   PART III

         FINANCIAL STATEMENTS AND EXHIBITS.

         (a)  FINANCIAL STATEMENTS

              Interim Statement for June 30, 1999 (unaudited)
              Audited Financial Statement for May 31, 1999


         (b)  EXHIBITS

          3.1 Articles of Incorporation, dated January 9, 1999
          3.2 Bylaws, adopted on January 12, 1999
         10   Employee / Contractor Agreement for Matthew Blansett
         15   Letter of Consent from Accountant Demian & Company
         27   Financial Data Schedule



                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CLARION INTERNET, INC.


Date:  July 2, 1999               By:  /s/ Matthew Blansett
                                       Matthew Blansett
                                       President, Chairman


Date:  July 2, 1999               By:  /s/ Shirley Bethurum
                                       Shirley Bethurum
                                       Secretary, Director

Exhibit 3.1   Articles of Incorporation


                           ARTICLES OF INCORPORATION

                                      OF

                               CLARION INTERNET


         I.   The name of this corporation is CLARION INTERNET.

         II. The Resident Agent of this corporation for the transaction of business, until changed according to law, shall be the following:

                   Nevada Business Services
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         III. This corporation may engage in any lawful activity or activities in Nevada and throughout the world.

         IV. The total authorized capital stock of this corporation is -- One Hundred Million -- shares, each share having $0.0001 par value. All of the voting power of the capital stock of this corporation shall be subject to assessment and no holder of any share or shares shall have preemptive rights to subscribe to any or all issues of shares of other securities of this corporation.

         V. The directors, officers and stockholders of this corporation are indemnified from any personal liability for damages including costs of developing records, investigator fees and attorney fees, if any, for breach of fiduciary duty or civil suit as a director or officer, but does no eliminate or limit the liability for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of NRS 78.300.

         VI. The members of the governing board of this corporation shall be styled directors, and they shall be one in number until changed either by (1) an amendment to the Articles of Incorporation of this corporation, or (2) the adoption of By-Laws, and from time to time amendments thereunto increasing or decreasing the number of directors, but in no case shall the number of directors be smaller than one or the number of stockholders, whichever shall be the least. The name and address of the person who is appointed to act as the first director of this corporation is as follows:

                   Shirley Bethurum
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         VII.  This corporation is to have perpetual existence.

         VIII. The name and address of the first incorporator of this corporation is as follows:

                   Mary Ann Dickens
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         The powers of the incorporator are to terminate upon filing of these Articles of Incorporation.

         IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation of Clarion Internet on this 8th day of January, 1999.


                                                 /s/ Mary Ann Dickens
                                                 Incorporator





         STATE OF NEVADA    )
                            )    ss
         CARSON CITY        )


         On this 8th day of January, 1999, before me, James W. Hume, a Notary Public in and for said County and State, personally appeared Mary Ann Dickens, known to me to be the person whose name is subscribed to the foregoing instrument, and who duly acknowledged to me that she executed the same for the purposes therein mentioned.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State, the day and year in this Certificate first above written.


     [SEAL]                                  /s/ James Hume
                                                 NOTARY PUBLIC

Exhibit 3.2   Bylaws of the Company


                                    BYLAWS

                                      OF

                              "CLARION  INTERNET"
                              (the "Corporation")


                                  Article I.

                                    Office

     The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.


                                 Article II.

                            Shareholders Meetings

1. Annual Meetings

     The annual meeting of the shareholders of the Corporation shall be held at such place within or outside the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held between the 8th and 15th of January of each year. If such day is a legal holiday, the meeting may be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2. Special Meetings

     Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3. Notice of Shareholders Meetings

     The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4. Place of Meeting

     The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5. Record Date

     The Board of Directors may fix a date not less than ten nor more than sixty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose.

6. Quorum

     A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7. Voting

     A holder of an outstanding share, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the vote's cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8. Proxies

     At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution.

9. Informal Action by Shareholders

     Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.


                                Article III.

                             Board Of Directors

1. General Powers

     The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may adopt such rules and regulations for he conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2. Number, Tenure and Qualification

     The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3. Regular Meetings

     A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4. Special Meetings

     Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopying the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5. Quorum

     A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice, any business may be transacted.

6. Manner of Acting

     At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7. Vacancies

     A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Director to be elected at that meeting.

8. Removals

     Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9. Resignation

     A Director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall be deemed accepted.

10. Presumption of Assent

     A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11. Compensation

     By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12. Emergency Power

     When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13. Chairman

     The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.


                                 Article IV.

                                  Officers

1. Number

     The Officers of the Corporation shall be a President, one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2. Election and Term of Office

     The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Resignations

     Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4. Removal

     Any Officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5. Vacancies

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or if a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6. President

     The President shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over its several Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7. Vice President

     The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

8. Secretary

     The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meetings of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice President thereunto authorized in the name of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9. Treasurer

     The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection checks, notes and other obligations, and shall deposit the same to the credit accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10. Other Officers

     Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11. Salaries

     The salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents. No Officer shall be prevented from receiving any such salary or compensation by reason of the fact that he is also a Director of the Corporation.

12. Surety Bonds

     In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, moneys or securities of the Corporation, which may come into his hands.


                                 Article V.

                    Contracts, Loans, Checks And Deposits

1. Contracts

     The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2. Loans

     No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3. Deposits

     All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4. Checks and Drafts

     All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5. Bonds and Debentures

     Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.


                                 Article VI

                                Capital Stock

1. Certificate of Share

     The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of its employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2. Transfer of Shares

     Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The corporation authorizes the transfer of shares without medallion guarantee, such transfers will be guaranteed by the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3. Transfer Agent and Registrar

     The Board of Directors of shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4. Lost or Destroyed Certificates

     The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5. Consideration for Shares

     The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment of shares shall be conclusive.

6. Registered Shareholders

     The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.


                                Article VII.

                               Indemnification

     No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.


                                Article VIII.

                                   Notice

     Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.


                                 Article IX.

                                 Amendments

     These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.


                                 Article X.

                                 Fiscal Year

The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.


                                 Article XI.

                                  Dividends

The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.


                                Article XII.

                               Corporate Seal

         The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation.


January  12, 1999



/s/ Shirley Bethurum
Shirley Bethurum, Secretary

Exhibit 10    Employee / Contractor Agreement for Matthew Blansett


                        Employee / Contractor Agreement

         Agreed this first day of June, 1999 between Clarion Internet, Inc. and Matthew Blansett. Matthew Blansett agrees to provide valuable services to and for Clarion Internet on a regular and monthly basis for a period of one year or until termination by mutual consent by both parties. Clarion Internet agrees to pay Matthew Blansett a base monthly fee equal to $1,000.00. Said fee shall accrue until Clarion Internet has sufficient cash flow funds to pay Matthew Blansett.

So stated and agreed to this first day of June, 1999


/s/                                              /s/
Clarion Internet                                 Matthew Blansett

Exhibit 15    Letter of Consent from Accountant Demian & Company


Demian & Co.                           60 Walnut Avenue  Suite 100
Certified Public Accountants           Clark, New Jersey 07066
                                       (732)382-5888


To Whom It May Concern:


The firm of Demian & Company, Certified Public Accountants consents to the inclusion of their report of June 15, 1999, on the Financial Statements of Clarion Internet Inc., as of May 31, 1999, in any filings that are necessary now, or in the near future, with the U.S. Securities & Exchange Commission.



                   Very Truly Yours,



                   /s/  Peter Demian
                   Peter Demian, CPA